

Mail Stop 4631

January 20, 2010

By U.S. Mail and Facsimile

Mr. Thomas R. Oxenreiter
Chief Financial Officer
Geospatial Holdings, Inc.
229 Howes Run Road
Sarver, PA 16055

> **Re: Geospatial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 333-04066**

Dear Mr. Oxenreiter:

We have reviewed your response letter dated December 4, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

1. We note that you referred to your report as Form "10-Q/A" in your section 906 certifications. In this regard, please amend your Form 10-Q such that the report you identify in your certifications refers to the correct Exchange Act report. We remind you that your amended Form 10-Q is required to include the entire periodic report, inclusive of new section 302 certifications.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief